[redacted]

09040925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 040907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
95-4202703
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway – Suite 1100
(No. and Street)

Cincinnati (City) **OH** (State) **45202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft (800)-543-8721
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center
312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

SEC
Mail Processing
Section

APR 0 9 2009

Washington, DC
122

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IFS Fund Distributors, Inc., as

of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. VP & Chief Financial Officer

Title

BRENDA L. BAKER
Notary Public, State of Ohio
My Commission Expires 03-06-2013

Brenda L Baker

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

IFS Fund Distributors, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Tel: 513 612 1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
IFS Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of IFS Fund Distributors, Inc., an indirect wholly-owned subsidiary of The Western and Southern Life Insurance Company, as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFS Fund Distributors, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2009

0812-1015222

IFS Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	754,169
Unaffiliated accounts receivable		145,883
Prepaid expenses		53,251
Deferred income tax asset		2,228
Total assets	$	955,531
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable, accrued liabilities and other	$	156,266
Federal income tax payable to affiliate		51
Payables to related parties		9,534
Total liabilities		165,851
Stockholder's equity:		
Common stock, $.01 par, 1,000 shares authorized; 500 shares issued and outstanding		5
Additional paid-in capital		830,311
Accumulated deficit		(40,636)
Total stockholder's equity		789,680
Total liabilities and stockholder's equity	$	955,531

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Income

Year Ended December 31, 2008

Revenue:	
Commissions, fees and underwriting income	$ 8,879,048
Dividend income	21,262
Total revenue	8,900,310
Expenses:	
Commissions	8,809,363
Professional fees	16,333
General and administrative	9,124
Shared services	38,572
Total expenses	8,873,392
Income before income tax expense	26,918
Income tax expense:	
Deferred income tax benefit	(190)
Current income tax expense	9,612
Total income tax expense	9,422
Net income	$ 17,496

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2008	$ 5	$ 830,311	$ (58,132)	$ 772,184
Net income	–	–	17,496	17,496
Balance at December 31, 2008	$ 5	$ 830,311	$ (40,636)	$ 789,680

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows provided by operating activities		
Net income	$	17,496
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(190)
Changes in operating assets and liabilities:		
Unaffiliated accounts receivable		20,899
Prepaid expenses		(2,393)
Accounts payable, accrued liabilities and other		109,200
Federal income tax payable to affiliate		51
Payables to related parties		9,534
Net cash provided by operating activities		154,597
Net increase in cash and cash equivalents		154,597
Cash and cash equivalents at beginning of year		599,572
Cash and cash equivalents at end of year	$	754,169

See accompanying notes.

IFS Fund Distributors, Inc.

Notes to Financial Statements

Year Ended December 31, 2008

1. Organization and Nature of Business

IFS Fund Distributors, Inc. (the Company) is a wholly-owned subsidiary of IFS Financial Services, Inc. (IFS). IFS is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is a registered broker-dealer engaged primarily in asset management, mutual funds and trading in securities.

2. Significant Accounting Policies

Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. One key component of the implementation of SFAS 157 included the development of a three-tier fair value hierarchy. The money market fund investment held by the Company is valued based upon the definition of Level 1 inputs and is valued at $744,169 as of December 31, 2008. In general, SFAS 157 defines Level 1 inputs, as fair values which use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Revenue Recognition

Commissions and underwriting are recorded on a trade-date basis as securities transactions occur. Other fees are recognized as earned based on agreements between the Company and clients.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. SFAS No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under SFAS No. 109. The benefit from any losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred income tax assets recorded at December 31, 2008 is $2,228. The Company had no gross deferred income tax liabilities at December 31, 2008. These deferred income tax assets are attributable to accrued state income taxes. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes and meals and entertainment. The Company paid $10,623 for income taxes in the current year. The amount of taxes currently payable to WSLIC as of December 31, 2008 was $51.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2008 has determined that no uncertain tax positions exist.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Investments held in affiliated mutual funds totaled $744,169 as of December 31, 2008. Dividend income generated from these investments totaled $21,262 for the year ended December 31, 2008.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred $38,572 of shared services expenses for the use of facilities and services provided by affiliates for the year ended December 31, 2008.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $25,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2008, the Company's net capital, as defined, was $573,435, which was $548,435 in excess of required net capital, and its ratio of aggregate indebtedness to net capital is .29 to 1.

Supplementary Information

IFS Fund Distributors, Inc.

Schedule I – Computation of Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2008

Computation of net capital			
1	Stockholder's equity	$	789,680
	Less non-allowable assets:		
2	Receivables and deferred income tax asset		148,111
3	Prepaid assets		53,251
4	Haircuts on securities held		14,883
5	Net capital	$	573,435
Computation of aggregate indebtedness			
6	Total aggregate indebtedness liabilities from balance sheet	$	165,851
7	Add drafts for immediate credit		–
8	Deduct adjustment based on Special Reserve Accounts (15c3-1)(c)(1)(VII)		–
9	Total aggregate indebtedness	$	165,851
Computation of basic net capital requirement			
10	Minimum net capital required (6 2/3% of line 9)	$	11,056
11	Minimum net capital required of reporting broker		25,000
12	Net capital requirement (greater of line 10 or 11)		25,000
13	Excess net capital (line 5 less line 12)		548,435
14	Excess net capital at 1000% (line 5 less 10% of line 9)		556,849
Computation of aggregate indebtedness to net capital			
15	Percentage of aggregate indebtedness to net capital (line 9/line 5)		29%

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 FOCUS filing.

IFS Fund Distributors, Inc.

Schedule II - Statement Regarding Rule 15c3-3

December 31, 2008

The Company's business is limited to the sale of mutual funds and variable annuities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Ernst & Young
Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202
Tel: 513 612 1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
IFS Fund Distributors, Inc.

In planning and performing our audit of the financial statements of IFS Fund Distributors, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2009

Ernst & Young LLP

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FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

IFS Fund Distributors, Inc.
Year Ended December 31, 2008
with Report and Supplementary Report of Independent
Registered Public Accounting Firm

0812-1015222